Exhibit 99.1

Jiuzi Holdings, Inc. Enters into Strategic Cooperation Agreement with Chinese EV Brand Distributor Anji Chuangxing

HANGZHOU, China, May 18, 2022 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a new energy vehicles franchisor and retailer under the brand name “Jiuzi” in China, today announced that, on April 30, 2022, the Company, through its wholly-owned subsidiary Hangzhou Zhitongche Technology Co., Ltd. (“Zhitongche”), has entered into an one-year strategic cooperation agreement (the “Agreement”) with Anji Chuangxing New Energy Auto Sales Co. Ltd. (“Anji Chuangxing”), a Chinese car distributor of Anji Changyou Auto Service Co. Ltd. (“Anji Changyou”), which is a wholly state-owned electric vehicle (“EV”) maker dedicated to promote the idea of smart and green travel.

Pursuant to the Agreement, the two parties will work together to further the development of the EV industry by, for example, promoting innovative formats of travel and sales of EVs, ensuring safe, reliable and commercially viable application of EVs in long distance transportation, building an EV transportation investment system, and improving the efficiency and quality for travel-related services.

Anji Chuangxing’s target market is Huzhou city, which is one of the first ecological wellness demonstration cities in China with a robust tourism market. Since Huzhou promotes low-carbon and green travel that commands strong demand for EVs, it is expected to create tremendous business opportunities for the collaboration between Zhitongche and Anji Chuangxing, which will attempt to conduct EV rental services for the first time in Zhejiang Province, specifically targeting the tourism industry.

Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc., commented: “Following our strategic tie with leading EV makers such as Geely and Skywell’s affiliates, we are committed to advancing our multi-brand strategy and we believe our collaboration with Anji Chuangxing will yield fruitful returns. Anji Chuangxing also intends to provide RMB50-100 million financial facility to support our purchases of diverse brands of EVs in the near future.”

“In addition to continue expanding our distribution across China and penetrating new markets, we are also testing and exploring market opportunities to enter into car-hailing services. JZXN will keep its great momentum to look for partnerships and market opportunities that enable us to leverage our strengths, benefit our business and facilitate our future growth.”

About Anji Chuangxing New Energy Auto Sales Co. Ltd.

Anji Xing New Energy Auto Sales Co., Ltd. is a wholly-owned subsidiary of Anji Changyou Auto Service Co., Ltd. Anji Changyou is a mixed ownership enterprise controlled by Anji Transportation Development Company and Urban Investment Group Company, which are state-owned enterprises. Anji Changyou promotes the idea of green and smart travel, and relies on its infrastructure construction business as the basis to facilitate this new format of new energy green travel. It mainly promotes the application of new energy vehicles by relying on government support, closely following market demand, strengthening market planning, developing standard construction of charging infrastructure, and forming a convenient rental and charging service network for new energy vehicles to cover the whole city. For more information, please visit: http://www.acyev.com/.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone:	+1 571-464-9470 (from U.S.)
+86 13811768559 (from China)